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14048148

UNITED STATES
[redacted]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-39012

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 19th Floor
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Barnard — (212) 829-4934
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Douglas Barnard, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership"), as of December 31, 2013, are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

BINYOMIN KAPLAN
Notary Public, State of New York
No. 02KA6054207
Qualified in Rockland County
Commission Expires January 29, 20 15

BGC FINANCIAL, L.P.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Accounting Firm

To the Partners of
BGC Financial, L.P.:

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P., (the "Partnership"), as of December 31, 2013, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of BGC Financial, L.P., as of December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

BGC Financial, L.P.

Consolidated Statement of Financial Condition

December 31, 2013
(In Thousands)

Assets	
Cash and cash equivalents	$ 85,730
Cash segregated under federal and other regulations	7,000
Securities owned	1,092
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers	130,871
Receivables from related parties	60,643
Accrued commissions receivable, net	18,986
Loans and forgivable loans from employees	677
Fixed assets, net	2,500
Goodwill	1,821
Other assets	7,439
Total assets	$ 316,759
Liabilities and Partners' Capital	
Accrued compensation	$ 9,927
Payables to broker-dealers, clearing organizations, customers and related broker-dealers	115,321
Payables to related parties	18,580
Accounts payable, accrued and other liabilities	10,706
Securities sold, not yet purchased	2,031
Total liabilities	156,565
Commitments and contingencies (Note 5)	
Partners' capital:	
Limited partner	158,591
General partner	1,603
Total partners' capital	160,194
Total liabilities and partners' capital	$ 316,759

See notes to the consolidated statement of financial condition.

1. General and Summary of Significant Accounting Policies

Description of Business – BGC Financial, L.P. ("BGCF") is a U.S. registered broker-dealer with operations in New York and is organized under the laws of the state of New York. BGC Shoken Kaisha, Ltd ("Shoken") is a wholly owned subsidiary of BGCF, a registered broker dealer with operations in Tokyo, and is organized under the laws of the state of Delaware. The consolidated statement of financial condition includes BGCF and its wholly owned subsidiary Shoken (collectively the "Partnership"). All significant intercompany balances and transactions have been eliminated. The Partnership is owned by BGC Brokers US, L.P. (99%), a limited partner and BGCF Holdings LLC (1%), a general partner, both of which are indirectly owned subsidiaries of BGC Partners, Inc. (collectively with their subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed swaps.

During the year ended December 31, 2013, BGC sold its on-the-run, electronic benchmark U.S. Treasury platform, which was traded through the Partnership, to The NASDAQ OMX Group, Inc.

Basis of Presentation – The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

Principal Transactions – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues and related expenses are recognized on a trade date basis.

1. General and Summary of Significant Accounting Policies (continued)

Commissions – Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and expenses are recognized on a trade date basis.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations – Cash segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of introducing brokers and dealers under the Commodity Exchange Act and Securities Exchange Commission ("SEC") Act of 1934.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers represent principal transactions which have not yet settled. Also included in Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers is cash deposited with various clearing organizations to conduct ongoing clearance activities.

Securities Owned and Securities Sold, Not Yet Purchased – Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

Fair Value – The Financial Accounting Standards Board ("FASB") issued guidance on fair value measurement that defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires certain disclosures about such fair value measurements.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

1. General and Summary of Significant Accounting Policies (continued)

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement, which includes the following categories:

- Cash Instruments – Cash instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government securities and equities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include certain U.S. government securities, agency securities, corporate bonds and municipal obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

- Derivative Contracts – Derivative contracts can be exchange–traded or OTC. Exchange–traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Partnership generally values exchange–traded derivatives using the closing price from the exchange. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market–based inputs to models, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. For OTC derivatives that trade in liquid markets, such as generic options and certain futures, model inputs can generally be verified and model selection does not involve significant management judgment. Such instruments are typically classified within Level 1 or 2 of the fair value hierarchy.

1. General and Summary of Significant Accounting Policies (continued)

Accrued Commissions Receivable, Net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. Accrued commissions receivable are presented net of allowance for doubtful accounts of approximately $137 as of December 31, 2013. The allowance is based on management's estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable.

Fixed Assets, Net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method.

Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with FASB guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance from FASB, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The liability of the Partnership's asset retirement obligation is $179 at December 31, 2013, which approximates fair value and is included in Accounts payable, accrued and other liabilities in the consolidated statement of financial condition.

Goodwill – Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in FASB guidance on *Goodwill and Other Intangible Assets*, goodwill is not amortized, but instead is periodically tested for impairment. The Partnership reviews goodwill at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such impairment is calculated as the difference between the estimated fair value of goodwill and its carrying value.

1. General and Summary of Significant Accounting Policies (continued)

Securities Transactions – Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statement of financial condition. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

Income Taxes – Income taxes are accounted for under FASB guidance *Accounting for Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

BGCF is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, LP, ("BGCP") which is owned indirectly by BGC. BGCP is taxed as a U.S. partnership, and files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City for which it records an income tax provision. Pursuant to a tax-sharing policy, BGCP arranges for the payment of New York City UBT on behalf of its wholly owned and controlled entities. The Partnership reimburses payment or receives a credit for future earnings from BGCP based upon its proportionate share of BGCP's UBT liabilities. Shoken is responsible for federal and state taxes, along with other local Japanese taxes.

Loans and Forgivable Loans from Employees – Loans and forgivable loans from employees are advances on bonuses and salaries and other loan contracts such as forgivable loans that the Partnership may, from time to time, execute with employees. The Partnership expects to fully recover the loans and other advances as agreed under the contracts. As such, the Partnership does not have an allowance related to loan receivables from employees.

(In Thousands)

2. Fair Value Measurement

The following tables set forth by level within the fair value hierarchy financial assets and liabilities accounted for at fair value under FASB guidance at December 31, 2013:

	Assets			
Description	**Quoted prices in active markets for identical assets (Level 1)**	**Significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Fair value**
Equities	$ 1,092	$ –	$ –	$ 1,092
Foreign exchange swaps	–	140	–	140
Total	$ 1,092	$ 140	$ –	$ 1,232

	Liabilities			
Description	**Quoted prices in active markets for identical assets (Level 1)**	**Significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Fair value**
Equities	$ 2,031	$ –	$ –	$ 2,031
Total	$ 2,031	$ –	$ –	$ 2,031

Equities are included in Securities owned and Securities sold, not yet purchased in the consolidated statement of financial condition. Foreign exchange swaps are included in Receivables from broker-dealers, clearing organizations, customers and related broker-dealers in the consolidated statement of financial condition.

(In Thousands)

3. Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers

At December 31, 2013, Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers include:

	Receivables	Payables
Contract values of fails to deliver/receive	$ 81,504	$ 85,183
Customers	28,861	22,889
Clearing organizations	14,513	4,034
Pending trades, net	1,237	-
Other receivables/payables from broker-dealers and related broker-dealers	4,756	3,215
	$ 130,871	$ 115,321

Substantially all open fails to deliver and fails to receive transactions as of December 31, 2013 have subsequently settled at the contracted amounts.

4. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2013
Leasehold improvements and other fixed assets	$ 3,520
Computer and communications equipment	1,978
Software, including software development costs	247
	5,745
Less: accumulated depreciation and amortization	3,245
Fixed assets, net	$ 2,500

The carrying value of capitalizable qualifying computer software costs amounted to $79 at December 31, 2013.

(In Thousands)

5. Commitments, Contingencies and Guarantees

Leases – The Partnership is obligated for minimum rental payments under various non-cancellable leases, principally for office space, expiring at various dates through 2017. As of December 31, 2013, the minimum lease payments under these arrangements are as follows:

		Minimum Lease Payments
Years Ending December 31,		
2014	$	1,323
2015		1,314
2016		293
2017		29
Total	$	2,959

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses.

Guarantees – The Partnership is a member of various securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the consolidated statement of financial condition.

Employment, Competitor-Related and Other Litigation – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

On August 24, 2009, Tullett Liberty Securities LLC ("Tullett Liberty") filed a claim with Financial Industry Regulatory Authority ("FINRA") dispute resolution (the "FINRA

(In Thousands)

5. Commitments, Contingencies and Guarantees (continued)

Arbitration") in New York, New York against the Partnership, one of the Partnership's officers, and certain persons formerly or currently employed by Tullett Liberty subsidiaries. Tullett Liberty thereafter added Tullett Prebon Americas Corp. ("Tullett Americas," together with Tullett Liberty, the "Tullett Subsidiaries") as a claimant, and added 35 individual employees, who were formerly employed by the Tullett Subsidiaries, as respondents (the "FINRA Arbitration"). In the FINRA Arbitration, the Tullett Subsidiaries allege that the Partnership harmed their inter-dealer brokerage business by hiring 79 of their employees, and that the Partnership aided and abetted various alleged wrongs by the employees, engaged in unfair competition, misappropriated trade secrets and confidential information, tortiously interfered with contract and economic relationships, and violated FINRA Rules of Conduct. The Tullett Subsidiaries also alleged certain breaches of contract and duties of loyalty and fiduciary duties against the employees. The Partnership has generally agreed to indemnify the employees. In the FINRA Arbitration, the Tullett Subsidiaries claim compensatory damages of not less than $779 million and exemplary damages of not less than $500 million. The Tullett Subsidiaries also seek costs and permanent injunctions against the defendants.

The parties stipulated to consolidate the FINRA Arbitration with five other related arbitrations (FINRA Case Nos. 09-04807, 09-04842, 09-06377, 10-00139 and 10-01265)—two arbitrations previously commenced against Tullett Liberty by certain of its former brokers now employed by the Partnership, as well as three arbitrations commenced against the Partnership by brokers who were previously employed by the Partnership before returning to Tullett Liberty. FINRA consolidated them. The Partnership and the employees filed their Statement of Answer and BGC's Statement of Counterclaim. Tullett Liberty responded to BGC's Counterclaim. Tullett filed an action in the Supreme Court, New York County against three of BGC's executives involved in the recruitment in the New York metropolitan area, but later agreed to discontinue the action in New York state court and add these claims to the FINRA Arbitration. Tullett and the Partnership have also agreed to join Tullett's claims against BGC Capital Markets, L.P. to the FINRA Arbitration. The parties and FINRA also agreed to consolidate an eighth arbitration filed against the Tullett Subsidiaries by certain of its former brokers now employed by the Partnership. The hearings in the FINRA Arbitration and the arbitrations consolidated therewith began in mid-April 2012 and are now concluded. Post-hearing briefs were filed in October 2013 and closing arguments were heard in mid-November 2013. The parties are awaiting a decision from the panel.

Subsidiaries of Tullett filed additional claims with FINRA on April 4, 2011, seeking unspecified damages and injunctive relief against the Partnership and nine additional former employees of

(In Thousands)

5. Commitments, Contingencies and Guarantees (continued)

the Tullett subsidiaries, alleging claims (similar to those asserted in the previously filed FINRA Arbitration) related to the Partnership's hiring of those nine employees in 2011. On January 11, 2013, a FINRA panel denied Tullett's claims in their entirety and no damages were awarded against the Partnership. The panel granted the employees' counterclaims, and ordered Tullett to pay the employees (collectively) approximately $367 in compensatory damages. On January 25, 2013, the New York Supreme Court, Commercial Division, confirmed the arbitration award, and on April 17, 2013, judgment was entered. These claims were not consolidated with the other FINRA proceedings.

On August 10, 2012, the Tullett Subsidiaries commenced a FINRA arbitration against the Partnership, BGC USA, L.P. ("BGC USA"), another affiliate of the Partnership, and an officer and an employee of the Partnership who were formerly employed by the Tullett Subsidiaries. The Tullett Subsidiaries allege that the Partnership and BGC USA aided and abetted various alleged wrongs by the individual respondents, tortiously interfered with these individuals' employment contracts with Tullett, and violated a FINRA Rule of Conduct. The Tullett Subsidiaries also allege breaches of contract and duties of loyalty and fiduciary duties, as well as the misappropriation of trade secrets and confidential information, and the violation of a FINRA Rule of Conduct against their former employees, and seek a declaratory judgment invalidating indemnification agreements entered into between the BGC respondents and the individual respondents. The Tullett Subsidiaries seek compensatory damages of not less than $14 million in salaries, bonuses and other compensation and benefits they paid to the individual respondents, as well as consequential and punitive damages. The Tullett Subsidiaries also seek costs and a permanent injunction, in addition to the aforementioned declaratory judgment, against the respondents. In November 2012, the Partnership and an employee of the Partnership were dismissed as respondents, and Statements of Answer were filed on behalf of the remaining respondents. In June 2013, the parties agreed to stay this arbitration pending the resolution of the FINRA Arbitration.

The Partnership and its affiliates intend to vigorously defend against and seek appropriate affirmative relief in the FINRA Arbitration and the other actions, and believe that they have substantial defenses to the claims asserted against them in those proceedings, believe that the damages and injunctive relief sought against them in those proceedings are unwarranted and unprecedented, and believe that Tullett Liberty, Tullett and the Tullett Subsidiaries are attempting to use the judicial and industry dispute resolution mechanisms in an effort to shift blame to the Partnership for their own failures. However, no assurance can be given as to

5. Commitments, Contingencies and Guarantees (continued)

whether Tullett, Tullett Liberty or any of the Tullett Subsidiaries may actually succeed against either the Partnership or any of its affiliates.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership taken as a whole.

Risk and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

6. Related Party Transactions

Cantor, BGC and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources, legal and technology services. Additionally, other services provided by affiliates included occupancy of office space and utilization of fixed assets. The Partnership performed clearance and settlement services for affiliates in emerging market fixed income securities.

An affiliate of the Partnership issues loans to employees which are either forgiven over a specified period of time or are to be repaid with distributions the employee earns on partnership units in BGC Holdings, L.P. ("BGCH"). Certain employee forgivable loans issued to employees of the Partnership are held by BGC. These employee loans are recorded at historical value and are amortized using the straight-line method over the term of the forgiveness period, which is generally three to four years.

(In Thousands)

6. Related Party Transactions (continued)

As of December 31, 2013, the balance of employee forgivable loans was $302 and is included in Loans and forgivable loans from employees in the Partnership's consolidated statement of financial condition.

The Partnership has a loan receivable from BGC in the amount of $50,000 which is included in Receivables from related parties in the consolidated statement of financial condition. Interest is calculated daily at a rate of 300 basis points over LIBOR.

7. Goodwill

In 2012, BGC completed the acquisition of Wolfe & Hurst Bond Brokers, Inc. ("Wolfe & Hurst"), a municipal bonds interdealer broker in North America. Subsequent to the acquisition, BGC contributed this business to the Partnership. The total consideration transferred and contributed value was $1,877. The excess of the consideration transferred over the fair value of the net assets acquired has been recorded as goodwill of $1,821. During the year ended December 31, 2013, the Partnership completed its final allocation of the consideration transferred to the assets acquired and liabilities assumed as of the acquisition date.

8. Income Taxes

As of December 31, 2013, the Partnership recorded a deferred tax asset of approximately $3,788, which consists primarily of book-tax differences related to loan reserves, forgivable loans and exchangeability of partnership units. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to BGCF not being subject to federal tax.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). The total amount of unrecognized tax benefits was $463 as of December 31, 2013, which if recognized, would favorably affect the effective tax rate in future periods. The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is not presently under UBT examination for the 2008 through 2010 years. BGCP's U.S. federal, state and local tax returns are no longer subject to examination by tax authorities for the years prior to 2010, 2008 and 2008, respectively.

(In Thousands)

9. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the Commodity Futures Trading Commission ("CFTC"), which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31, 2013, the Partnership had net capital of $51,306, which was $50,306 in excess of its required net capital. In addition, the Partnership's membership in the Fixed Income Clearing Corporation ("FICC") requires it to maintain minimum excess regulatory net capital of $10,000 and partners' capital of at least $25,000. At December 31, 2013, the Partnership had partners' capital of $160,194.

BGCF is also subject to the SEC Customer Protection Rule ("Rule 15c3–3"). BGCF segregated cash of $7,000 into a special reserve account for the exclusive benefit of customers as of December 31, 2013.

10. Financial Instruments and Off-Balance Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations and institutional investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the creditworthiness of each counterparty with which it conducts business.

11. Subsequent Events

The Partnership has evaluated subsequent events through the date the consolidated statement of financial condition was available to be issued. There have been no material subsequent events that would require recognition in the consolidated statement of financial condition or disclosure in the notes to the consolidated statement of financial condition.